UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

Prime Companies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
74155B103 (CUSIP Number)
August 4, 1999 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]Rule 13d-1(b)
[x]Rule 13d-1(c)
[ ]Rule 13d-1(d)
1.Names of Reporting Persons: Dean Lucas
2. Check the Appropriate Box if a Member of a Group (See Instructions)
 (a)
 (b)
3.SEC Use Only
4. Citizenship or Place of Organization: USA
5.Sole Voting Power: 4,500,000
6.Shared Voting Power: 0
7.Sole Dispositive Power: 4,500,000
8.Shared Dispositive Power: 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,000 10.Check if the Aggregate Amount in #9 Excludes Certain Shares: Not Applicable 11.Percent of Class Represented by Amount #9:18%
12.Type of Reporting Person: IN

Schedule 13G Part 2, Page 1

Item 1.(a)Name of Issuer : Prime Companies, Inc.
 (b)Address of Issuer's Principal Executive Offices
409 Center Street
Yuba City, CA  95991
Item 2. (a)
Name of Person Filing: Dean Lucas
 (b) Address of Principal Business Office or, if none, Residence:
9337 West Sample Rd. Suite 201-202, Coral Springs, FL 33065
 (c) Citizenship: USA
 (d) Title of Class of Securities: Common Stock
 (e) CUSIP Number: 74155B103
Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b):
 Not Applicable
Item 4. Ownership.
 (a) Amount beneficially owned: 4,500,000 Shares
 (b) Percent of class: 18%
 (c) Number of shares as to which the person has:
 (i) Sole power to vote or to direct the vote: 4,500,000
 (ii) Shared power to vote or to direct the vote: 0.
 (iii) Sole power to dispose or to direct the disposition of 4,500,000
 (iv) Shared power to dispose or to direct the disposition of: 0.
Item 5. Ownership of Five Percent or Less of a Class:  Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person:. Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable
Item 8. Identification and Classification of Members of the Group: Not
 Applicable
Item 9. Notice of Dissolution of Group: Not Applicable
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/Dean Lucas